DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com

Edward H. Batts
edward.batts@dlapiper.com
T	650.833.2073
F	650.687.1106

September 3, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3561

Attn:  Barbara C. Jacobs

Assistant Director

Re:                             Velti plc
Amendment No. 1 to Registration Statement of Form F-1
Filed on August 4, 2010
File No. 333-166793

Dear Ms. Jacobs:

This letter is submitted on behalf of Velti plc (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 (filed August 4, 2010, Registration No. 333-166739) (the “Registration Statement”), as set forth in your letter to Mr. Wilson W. Cheung dated August 24, 2010.  We are filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to the Staff’s comments.  For reference purposes, the text of your letter dated August 24, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment.  As appropriate, the Company’s responses include a reference to the pages of Amendment No. 2 that have been revised in response to the comment.

Separately, the Company would like to note for the Staff that prior to contemplating the printing and distribution of preliminary prospectuses, the Company will file an additional amendment to the Registration Statement which will include financial results, including management’s discussion and analysis thereof, for the six months ended June 30, 2010.

General

1.                                      We note from page 61 of your amended Form F-l that your markets include the Middle East and Latin America.  Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, and Cuba, a country frequently included in references to Latin America, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form F-l does not include disclosure regarding contacts with Iran, Syria, Sudan or Cuba.  Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements.  Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.  In this respect, we note from recent news articles that you recently partnered with Bahrain operator Batelco which offers services in Iran, Syria and Sudan.

The Company respectfully advises the Staff that the Company has not conducted operations in, has not sold its services in, nor licensed its technology for use in, and therefore has not received any revenue from business conducted in, Iran, Syria, Sudan or Cuba.  Although the Company has had discussions with certain mobile operators who have subsidiaries that conduct business in Iran or Syria, does do business with mobile operators such as Batelco who conduct operations in Iran or Syria, and has discussed potential operations with a third party who also conducts business in Sudan, the Company does not have immediate plans to commence operations in any of such named countries.  The Company’s past and current operations have been, and any future operations conducted by the Company will be, in compliance with applicable laws.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Share-Based Compensation Expense, page 54

2.                                      Please revise your disclosures to include a discussion of all equity awards (both share options and deferred share awards) granted subsequent to the most recent balance sheet date that includes the total fair value of these awards and the expected impact these awards will have on your financial statements in 2010.  Please also consider including a table similar to the table you provided in Note 18 that includes awards granted through the effective date of the registration statement.

The Company has revised the disclosure on page 56 to include tabular presentation of all equity awards, including both share options and deferred share awards, granted subsequent to the most recent audited balance sheet date, the related fair value of those awards and associated expected compensation expense.  The Company has included a similar table in Note 18 to the consolidated financial statements.

Liquidity and Capital Resources

Operating Activities, page 64

3.                                      We note your response to prior comment 27 and revised disclosure.  Considering that DSO roughly doubled in 2009, we believe your disclosures regarding this trend should be more robust.  For example, you indicate that the increase in DSO is mainly attributed to slower payments by certain European customers, but you do not provide any additional information with regard to receivables from these customers.  Please provide more specific information with regard to these customers subsequent to 2009, such as the status of receivables from these customers.  Refer to Section III.B.3 of SEC Release 33-8350 which indicates that “in identifying known material trends and uncertainties, companies should consider the substantial amount of financial and non-financial information available to them, and whether or not the available information itself is required to be disclosed.”

The Company has revised the disclosure on page 65 to include information regarding receivables outstanding subsequent to December 31, 2009 for certain European customers.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

4.                                      We note that in response to prior comment 39, you revised your presentation to separately present product and service revenues, however you have not similarly revised your cost of revenues presentation.  Please revise accordingly to conform with the guidance of Rule 5-03 (b)(2) of Regulation S-X.

The Company respectfully advises the Staff that it believes its presentation of costs and expenses most accurately reflects the methodology used by management in allocating costs and operating the business as a whole.  Management does not allocate costs among various revenue lines when operating the business.  The Company has disclosed cost detail by type of cost in order to provide a complete picture to investors of the nature of the costs incurred, enabling the investor to assess the condition of the Company by cost type over time.  The Company is not able to separately track costs of sales related to generation of SaaS revenues and managed services revenues, since each are related to services provided by the Company and the Company is not able to separately allocate costs of sales among the two services revenue types.  For example, the Company has separately disclosed data center and direct project costs.  These costs are in part incurred for operation of the Company’s data centers, which are related to provision of services on a hosted platform and such costs do not specifically fluctuate from campaign to campaign based on whether the campaign involves SaaS revenues or managed services revenues.  In addition, datacenter costs relate only to hosted campaigns, and so are not incurred in connection with the Company’s license revenue.  The percentage of direct project costs associated with license revenue is immaterial, and the portion related to services revenue is not separately allocable among SaaS revenues and managed services revenue.  The depreciation and amortization costs incurred relate to the Company’s capitalized software costs, and the software developed underlying such capitalized software development is equally applicable to the services that generate SaaS revenue and managed services revenue as well as license revenue, since each are generated as a result of the use of the same technology platform offered by the Company.  Furthermore, the Company cannot separately track how much of the development effort relates to each campaign.  Accordingly, all costs are monitored on an aggregate basis by functional managers and are not tracked independently against the differing revenue mechanisms.  Therefore, the Company continues to believe that its presentation of costs and expenses complies with Rule 5-03(b)(2) of Regulation S-X.

5.                                      We note your disclosure on page 35 that you intend to use a portion of the net proceeds from this offering to repay all of your short-term financings and long-term debt.  Please tell us how you considered including pro forma earnings per share information to address the effect of the proceeds intended to be used to repay your outstanding debt.  In this regard, you should disclose the effects of the interest expense adjustment and the number of shares issued in this offering whose proceeds will be used to repay your outstanding debt.  Please ensure that the footnotes to your pro forma disclosures clearly support the calculations of both the numerator and denominator used in computing pro forma earnings per share.  We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

The Company has revised the disclosure on pages 7 and 8 and to Note 19 on page F-43 to include such pro forma earnings per share information and an explanation of the calculation used in computing such information.

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies

Revenue Recognition, page F-9

6.                                      We note your response to prior comment 35 where you indicate that post-contract customer support (PCS) is sometimes sold as a separate element with software.  Please clarify what additional services you provide your customers under PCS arrangements that are purchased separately compared to a customer that only purchases your software.

The Company respectfully advises the Staff that the additional services that the Company has traditionally provided to customers to whom the Company licenses its software on a non-hosted basis have included content updates, changes of mobile site specifications for compatibility with new mobile devices and updates to manufacturers’ operating systems and changes to comply with new or revised local telecommunications regulations.  The Company believes it is more cost-effective for our customers who have purchased software licenses to use the software on their own environment to purchase additional PCS services as a separate element.   The Company provides separate service level support, generally telephone technology support, to customers for whom the Company is hosting the platform and providing services on a SaaS or managed services revenue basis.

7.                                      For arrangements where PCS is sold separately, you indicate that vendor-specific objective evidence (“VSOE”) is based on the renewal rate for “continued support arrangements.” Please tell us more about your methodology for establishing VSOE including how you determined that the renewal rates are substantive given your disclosure on page 13 that your contracts are negotiated on a customer-by-customer basis and lack uniformity.  In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renews at such rates.

The Company respectfully advises the Staff that from 2004 through 2006, the Company entered into 28 contracts with an aggregate license amount of €3.7 million with customers to deliver software licenses and PCS that had a specific annual renewal rate for continued support arrangements.  The support contracts in total amounted to €0.6 million.  All of the customers under these contracts renewed at the originally established renewal rates for at least one year and the Company continues to provide support for the majority of these customers.  For these contracts, the Company’s support renewal rate median was 18% and 86% of the contracts had a ratio within 15% of this median which equals to a range of 15-21%.  Since the ratio of support to license amounts was very near the median for the majority of these contracts, the Company concluded that the renewal percentages were substantive and therefore, the PCS renewal rates constituted VSOE of fair value of the PCS.  The Company has not entered into any software license agreements that have offered material amounts of PCS in recent years, because, as its technology platform has matured, its strategy focus has shifted to delivering software-as-a-service on a hosted basis.

8.                                      We have reviewed your response to prior comment 38.  Please clarify whether your license and software revenue line item and your managed services revenue line item relate to your “self-service” and “managed service” platforms, respectively, as described in your overview discussion on page 1.  In this regard, tell us how the sale of perpetual software and managed services is considered a software-as-a-service offering.

The Company respectfully advises the Staff that the license and software line item on the Company’s Statements of Income includes only perpetual software licensing revenue and revenue generated from custom-developed platforms and customized software solutions.  Revenue generated from providing “self-service” or “managed service” offerings to the Company’s customers is classified as software-as-a-service revenue, with managed services revenue comprising revenue generated from the implementation, execution and monitoring of customized solutions that are hosted by the Company.  The Company does not consider the sale of perpetual software license and managed services a software-as-a-service offering in its revenue classification.  The Company has revised the disclosure on page 1, as well as on pages 44 and 69 to clarify this discussion accordingly.

Note 5.  Contract Revenue and Grant Income, page F-17

9.                                      We have reviewed the revisions to your disclosure in Note 5 in response to prior comment 44 and note that you recognize uninvoiced contract revenues when the customer is invoiced and all revenue recognition criteria are met.  Please clarify why the invoicing of your customers is required to recognize revenue if all revenue recognition criteria have been met and tell us the accounting literature you are relying on.

The Company has revised the disclosure in Note 5 on page F-17 to clarify that the Company recognizes uninvoiced contract revenues when all revenue recognition criteria have been met and that such recognition is not dependent upon when the customer is invoiced.

Note 10.  Equity Method Investments, page F-22

10.                               We have reviewed the revisions to your disclosure in Note 10 in response to prior comment 51 and note you have not included a gross profit column in your tabular presentation related to your equity method investments.  We reissue part of our previous comment to revise your disclosure to include gross profit or, alternatively, costs and expenses applicable to gross revenues, for each of your equity method investments in accordance with Rule 4-08(g) and Rule l-02(bb) of Regulation S-X.

The Company has revised the disclosure in Note 10 on page F-25 to include costs applicable to revenues for each of the Company’s equity method investments.

* * * * *

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact the undersigned at (650) 833-2073 if you have any questions regarding this letter or Amendment No. 2.

Sincerely,

DLA Piper LLP (US)

/s/ Edward H. Batts

Edward H. Batts
Partner

cc:	Sally J. Rau (Velti plc)
Wilson W. Cheung (Velti plc)